UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 27, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for first half 2014 of UBS AG, which appears immediately following this page.

Basel III Pillar 3 First Half 2014 Report

Our Basel III Pillar 3

disclosure for first half 2014

Contents

4 Introduction

4 Table 1a: Overview of disclosure requirements
7 Risk exposure measures and derivation of risk-weighted assets
7 Table 1b: Requirements by risk type
8 Scope of regulatory consolidation
8 Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

9 Risk-weighted assets

10 Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

12 Credit risk

12 Table 3: Regulatory gross credit risk by exposure segment and RWA
13 Table 4: Regulatory gross credit exposure by geographical region
13 Table 5: Regulatory gross credit exposure by counterparty type
14 Table 6: Regulatory gross credit exposure by residual contractual maturity
14 Table 7: Derivation of regulatory net credit exposure
15 Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

16 Advanced internal ratings-based approach

16 Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
17 Table 9b: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
18 Table 9c: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
19 Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
20 Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
21 Table 9f: Other retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

22 Standardized approach

22 Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach
23 Table 10b: Regulatory net credit exposure under the standardized approach risk-weighted using external ratings
23 Table 11: Eligible financial collateral recognized under the standardized approach

24 Impairment, default and credit loss

24 Table 12: Impaired assets by region
24 Table 13: Impaired assets by exposure segment
25 Table 14: Changes in allowances, provisions and specific credit valuation adjustments
25 Table 15: Total actual and expected credit losses
26 Derivatives credit risk
26 Table 16: Credit exposure of derivative instruments

27 Other credit risk information

27 Table 17: Credit derivatives

28 Equity instruments in the banking book

28 Table 18: Equity instruments in the banking book

29 Market risk

29 Backtesting of VaR

29 Table 19: Group: Regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)
29 Chart 1: Group: development of backtesting revenues against backtesting VaR (1-day, 99% confidence)
29 Chart 2: Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution

30 Securitization

30 Table 20: Securitization / re-securitization

31 Objectives, roles and involvement

32 Securitization exposures in the banking and trading book

33 Table 21: Securitization activity for the period in the banking book
34 Table 22: Securitization activity for the period in the trading book
35 Table 23: Outstanding securitized exposures
36 Table 24: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

37 Table 25: Exposures intended to be securitized in the banking and trading book
37 Table 26: Securitization positions retained or purchased in the banking book
38 Table 27: Securitization positions retained or purchased in the trading book
39 Table 28a: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book
39 Table 28b: Securitization / re-securitization exposures treated under the ratings-based approach by rating clusters – banking book
39 Table 28c: Securitization / re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
40 Securitization exposures to be deducted from Basel III tier 1 capital
40 Securitization exposures subject to early amortization in the banking and trading book
40 Table 29: Re-securitization positions retained or purchased in the banking book
40 Table 30: Re-securitization positions retained or purchased in the trading book
41 Table 31: Aggregated amount of securitized exposures subject to the market risk approach
42 Table 32: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
42 Table 33a: Securitization positions and capital requirement for trading book positions subject to the securitization framework
43 Table 33b: Securitization / re-securitization exposures treated under the ratings-based approach by rating clusters – trading book
43 Table 33c: Securitization / re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book
43 Table 34: Capital requirement for securitization positions related to correlation products

44 Composition of capital

44 Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
46 Table 36: Composition of capital

Corporate calendar

Publication of the third quarter 2014 report

Tuesday, 28 October 2014

Publication of the fourth quarter 2014 report

Tuesday, 10 February 2015

Publication of the first quarter 2015 report

Tuesday, 5 May 2015

Annual General Meeting of Shareholders

Thursday, 7 May 2015

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team

supports institutional, professional

and individual investors from our offices in Zurich, London and

New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich,

Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team

supports global media and

journalists from offices in Zurich,

London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives

queries on compensation and

related issues addressed to

members of the Board of Directors.

UBS AG, Office of the Company

Secretary

P.O. Box, CH-8098 Zurich,

Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich,

Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For all global registered share-

related queries in the US.

Computershare

P.O. Box 43006, Providence,

RI 02940-3006, USA

Shareholder online inquiries:

https://www-us.computershare.

com/investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside the US

+1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com Language: English

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

This report provides an update to our Bank for International Settlements (BIS) Basel III Pillar 3 disclosures for UBS Group as presented in our Annual Report 2013 to the extent that this was not already provided in our first and second quarter 2014 reports.

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, we are required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB.

FINMA requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures annually, as well as an update of quantitative disclosures and any significant changes to qualitative information semi-annually. This report is based on Swiss SRB Basel III phase-in rules.

è

Refer to “Swiss SRB Basel III capital framework” and “Differences between Swiss SRB and BIS Basel III capital” in the “Capital management” section of our second quarter 2014 report for more information on regulatory requirements and differences between the Swiss SRB and BIS Basel III capital regulations, respectively

Table 1a: Overview of disclosure requirements

The following table provides an overview of Pillar 3 disclosures in our Annual Report 2013 and our second quarter 2014 report, where relevant.

Pillar 3 requirements	Location of Pillar 3 disclosures in our Annual Report 2013	Location of Pillar 3 disclosures in our second quarter 2014 report
Scope of consolidation

Financial information – Note 1 Summary of significant accounting policies Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559 – 606)

Table 1c: Main legal entities according to the IFRS scope of consolidation not subject to the regulatory scope of consolidation

Capital structure	Capital management (on page 230)	Capital management (on page 80) Financial information (on pages 159 and 163)
Capital adequacy	Capital management (on pages 226–248)	Capital management (on pages 78–96) Financial information (on pages 159–160 and 163)
Capital instruments	Capital management (on page 235) “Bondholder information” at www.ubs.com/investors	Capital management (on page 84) “Bondholder information” at www.ubs.com/investors
Risk management objectives, policies and methodologies (qualitative disclosures)	Risk management and control (on pages 150–212)

Table 1a: Overview of disclosure requirements (continued)

Pillar 3 requirements	Location of Pillar 3 disclosures in our Annual Report 2013	Location of Pillar 3 disclosures in our second quarter 2014 report[1]
Risk-weighted assets	Capital management (on pages 237–243)	Capital management (on pages 85–89)
Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559–606)
Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets
Credit risk	Risk management and control (on pages 163–187)
Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559–606)
Table 3: Counterparty credit risk by exposure segment and RWA
Table 4: Regulatory gross credit exposure by geographical region
Table 5: Regulatory gross credit exposure by counterparty type
Table 6: Regulatory gross credit exposure by residual contractual maturity
Table 7: Derivation of regulatory net credit exposure
Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives
Table 9a: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9b: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9c: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9e: Lombard – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9f: Other Retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 10: Regulatory gross and net credit exposure by risk weight under the standardized approach
Table 11: Eligible financial collateral recognized under the standardized approach
Table 12: Credit exposure of derivative instruments
Table 13: Credit derivatives
Equity instruments in the banking book	Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559–606)
Table 14: Equity instruments in the banking book
Market risk	Risk management and control (on pages 188–204)	Risk management and control (on pages 61–65 in our second quarter 2014 report and 57–61 in our first quarter 2014 report)
Operational risk	Risk management and control (on pages 210–212)
Interest rate risk in the banking book	Risk management and control (on pages 201–203)	Risk management and control (on pages 61–62 and 66)

1  Or, where indicated, in our first quarter 2014 report.

Table 1a: Overview of disclosure requirements (continued)

Pillar 3 requirements	Location of Pillar 3 disclosures in our Annual Report 2013	Location of Pillar 3 disclosures in our second quarter 2014 report
Securitization	Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559–606)
Table 15: Securitization / re-securitization
Table 16: Securitization activity of the year in the banking book
Table 17: Securitization activity of the year in the trading book
Table 18: Outstanding securitized exposures
Table 19: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
Table 20: Exposures intended to be securitized in the banking and trading book
Table 21: Securitization positions retained or purchased in the banking book
Table 22: Securitization positions retained or purchased in the trading book
Table 23: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book
Table 24: Re-securitization positions retained or purchased in the banking book
Table 25: Re-securitization positions retained or purchased in the trading book
Table 26: Aggregated amount of securitized exposures subject to the market risk approach
Table 27: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
Table 28: Securitization positions and capital requirement for trading book positions subject to the securitization framework
Table 29: Capital requirement for securitization positions related to correlation products
Composition of capital	Supplemental disclosures required under Basel III Pillar 3 regulations (on pages 559–606)
Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
Table 31: Composition of capital
G-SIBs indicator (annual disclosure requirement only)	Supplemental disclosures required under Basel III Pillar 3 regulations (on page 606) “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors
Remuneration (annual disclosure requirement only)	Compensation (on pages 302–340)

Risk exposure measures and derivation of risk-weighted assets

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for risk management purposes. Our Basel III Pillar 3 disclosures are generally based on measures of risk exposure used to determine the regulatory capital required to underpin those risks.

The table below provides a more detailed summary of the approaches we use for the main risk categories for determining regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on BIS rules and may differ from those under Swiss and European Union (EU) regulations. For example, “sovereigns” under the BIS naming convention equate to what are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” equate to “claims secured by residential real estate.”

Our risk-weighted assets (RWA) are published according to the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation.

è

Refer to “Differences between Swiss SRB and BIS Basel III capital” in the “Capital management” section of our second quarter 2014 report for more information on differences between Swiss SRB and BIS Basel III capital regulations

Table 1b: Requirements by risk type

Category	UBS approach
Credit risk
Counterparty credit risk by exposure segment	Under the advanced internal ratings-based approach applied for the majority of our businesses, counterparty credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and securities financing transactions. Our disclosure includes the Basel III requirements for credit risk that were adopted as of 1 January 2013 (e.g., stressed expected positive exposure (sEPE), changes in the risk weighting of central counterparties, capital charge for credit valuation adjustments, asset value correlation (AVC) multiplier). For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.
Securitization / re-securitization in the banking book	Securitization / re-securitization exposures in the banking book are generally assessed using the ratings-based approach, applying risk weights based on external ratings. For certain exposures, the supervisory formula based approach is applied based on the capital charge using the advanced internal ratings-based approach had the underlying exposures not been securitized.
Equity instruments in the banking book	Simple risk-weight method under the advanced internal ratings-based approach.
Credit valuation adjustment (CVA)	The credit valuation adjustment (CVA) is an additional capital charge to the existing counterparty credit risk default charge. Banks are required to hold capital for the risk of mark-to-market losses (i.e., CVA) associated with the deterioration of counterparty credit quality.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery- versus-payment transactions under the Basel III framework.
Non-counterparty-related risk	The required capital for non-counterparty-related assets such as our premises, other properties and equipment and deferred tax assets on temporary differences is calculated according to prescribed regulatory risk weights.

Market risk	Regulatory capital requirement is calculated using a variety of methods approved by FINMA. The components are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks which are potentially not fully modeled in VaR, the incremental risk charge, the comprehensive risk charge for the correlation portfolio and the securitization framework for securitization positions in the trading book described below. Details on the derivation of RWA for each of these components are provided in the “Risk management and control” section of our Annual Report 2013.
Securitization / re-securitization in the trading book	Securitization / re-securitization exposures in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the value-at-risk (VaR) and stressed VaR (SVaR) methods, whereas the capital charge for specific risk is determined using the comprehensive risk measure method or the ratings-based approach, applying risk weights based on external ratings.
Operational risk	Our model to quantify operational risk meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA. Operational risk RWA also include the incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Scope of regulatory consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2013 are available in the “Financial information” section of our Annual Report 2013.

è

Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 for more information

The main differences in the basis of consolidation between IFRS and regulatory capital purposes relate to the following entities, and apply regardless of our level of control as of 30 June 2014:

–	Approximately 170 real estate and commercial companies and investment vehicles were consolidated under IFRS, but not for regulatory capital purposes, but were risk-weighted instead;
–	Seven insurance companies were consolidated under IFRS, but not for regulatory capital purposes, but were risk-weighted based on applicable threshold rules instead;
–	Three joint ventures were fully consolidated for regulatory capital purposes, but were accounted for under the equity method under IFRS;
–

Four entities which have issued preferred securities are consolidated for regulatory capital purposes but not consolidated under IFRS. These entities hold bonds issued by UBS which are eliminated in the consolidated regulatory capital accounts. These entities do not have material third-party asset balances and equity is attributable to non-controlling interests.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. As of 30 June 2014, entities consolidated under IFRS, but not included in the regulatory scope of consolidation, did not report any capital deficiencies.

In the banking book, approximately 90 equity investments were not required to be consolidated, neither under IFRS nor in the regulatory scope. These investments mainly consisted of infrastructure holdings and joint operations (for example, settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

è	Refer to “Table 18: Equity instruments in the banking book” of this report for more information on the measurement of these instruments
è	Refer to “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” of this report for more information
è	Refer to “Note 25 Restricted and transferred financial assets” in the “Financial information” section of our Annual Report 2013 for more information on transferability restrictions under IFRS 12

Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

	30.6.14
CHF million	Total assets[1]	Total equity[1]		Purpose
UBS Global Asset Management Life Ltd	10,760	14		Life insurance

UBS International Life Limited	5,221	62		Life insurance

UBS A&Q Alternative Solution Master Limited	874	846	[2]	Investment vehicle for feeder funds

UBS A&Q Alternative Solution Limited	858	836	[2]	Investment vehicle for multiple investors

UBS Global Life AG – Vaduz	686	11		Life insurance

UBS Life AG – Zurich	448	58		Life insurance

UBS Alpha Select Hedge Fund	396	351	[2]	Investment vehicle for multiple investors

UBS A&Q Alpha Select Hedge Fund XL	279	140	[2]	Fund

UBS Life Insurance Company USA	275	38		Life insurance

O’Connor Global Multi-Strategy Alpha (Levered) Limited	221	212	[2]	Investment vehicle for multiple investors

UBS Multi-Manager Alternative Commodities Fund Ltd.	219	161	[2]	Investment vehicle for multiple investors

UBS Diversed Alpha XL Master Limited	203	174	[2]	Fund

1  Total assets and total equity on a standalone basis.    2  Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the Group financial statements under IFRS.

Risk-weighted assets

“Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” and subsequent tables provide a breakdown according to BIS-defined exposure segments as follows:

–

Sovereigns, consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–

Banks, consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework. This segment also includes exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity.

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds.

–

Central counterparties – A central counterparty (CCP) is a clearing house that interposes itself between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

A CCP becomes counterparty to trades with market participants through novation, an open offer system, or another legally binding arrangement.
–	Retail – Residential mortgages, consisting of residential mortgages, regardless of exposure size, if the obligor occupies or rents out the mortgaged property.
–	Retail – Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–

Retail – Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing. This segment also includes “Qualifying revolving retail exposures.”

Table 2 also shows the gross and net exposure at default (EAD) per risk type and exposure segment for the current disclosure period, which form the basis for the calculation of the RWA as well as the capital requirement per exposure category. The Basel III credit risk-related components “Credit valuation adjustment (CVA)” and “Stressed expected positive exposure (sEPE)” are disclosed separately in this table.

è

Refer to the table “Basel III risk-weighted assets by risk type, exposure and reporting segment” in the “Capital management” section of our second quarter 2014 report for more information on RWA by business division and Corporate Center

Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

	30.6.14
	Basel III (phase-in)
	Gross EAD	Net EAD				RWA				Capital requirement
CHF million	Total	Advanced IRB / model- based approach		Standardized approach	Total	Advanced IRB / model- based approach	Standardized approach	Total		Advanced IRB / model- based approach	Standardized approach	Total[1]
Credit risk	643,341	508,107		112,755	620,862	93,527	26,987	120,513		10,730	3,096	13,826

Counterparty credit risk by exposure segment (incl. sEPE)	630,173	495,632		112,625	608,257	72,262	23,445	95,707		8,290	2,690	10,980

Stressed EPE (sEPE)[2]	20,058	20,058			20,058	4,806		4,806		551		551

Counterparty credit risk by exposure segment (excl. sEPE)	610,116	475,574		112,625	588,200	67,456	23,445	90,901		7,739	2,690	10,428

Sovereigns	145,011	89,269	[3]	55,397	144,666	1,560	180	1,740		179	21	200

Banks	59,456	45,831		7,875	53,706	9,321	2,241	11,562		1,069	257	1,326

Corporates	143,068	114,185		20,179	134,365	34,911	15,513	50,424		4,005	1,780	5,785

Central counterparties	21,857			21,694	21,694		1,903	1,903			218	218

Retail	240,724	226,289		7,480	233,768	21,663	3,609	25,271		2,485	414	2,899

Residential mortgages	135,577	129,696		5,138	134,835	15,991	1,852	17,843		1,834	213	2,047

Lombard lending	100,773	94,560			94,560	4,892		4,892		561		561

Other retail[4]	4,374	2,032		2,341	4,373	780	1,756	2,536		89	202	291

Securitization / re-securitization in the banking book	10,964	10,424			10,424	5,559		5,559		638		638

Equity instruments in the banking book[5]	1,394	1,394			1,394	4,636		4,636		532		532

Credit valuation adjustment (CVA)						9,413	3,407	12,820		1,080	391	1,471

Settlement risk	809	657		130	786	1,657	135	1,792		190	15	206

Non-counterparty-related risk	14,838			14,838	14,838		13,410	13,410			1,538	1,538

Market risk	2,253	2,253			2,253	13,214		13,214		1,516		1,516

Value-at-risk (VaR)						1,803		1,803		207		207

Stressed value-at-risk (SVaR)						3,637		3,637		417		417

Add-on for risks-not-in-VaR (RNiV)						2,210		2,210		253		253

Incremental risk charge (IRC)						2,068		2,068		237		237

Comprehensive risk measure (CRM)						1,628		1,628		187		187

Securitization / re-securitization in the trading book	2,253	2,253			2,253	1,869		1,869		214		214

Operational risk						82,770		82,770		9,496		9,496

of which: incremental RWA[6]						25,813		25,813		2,961		2,961

Total Swiss SRB	660,432	510,360		127,593	637,953	189,511	40,397	229,908	[7]	21,741	4,634	26,376

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.5% of RWA.    2  Majority relates to exposures to Banks and Corporates.    3  Exposures to sovereigns increased by CHF 55 billion between 31 December 2013 and 30 June 2014, mainly as assets held at central banks, which are part of our multi-currency portfolio of unencumbered, high-quality liquid assets, are now treated under the advanced IRB / model-based approach. Previously, these assets were treated under the standardized approach. The impact on RWA was minimal due to the low risk weights that these exposures attract.    4  Includes qualifying revolving retail exposures of RWA 0.5 billion as of 30 June 2014.    5  Simple risk-weight method.    6  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    7  Refer to the “Capital management” section of our second quarter 2014 report for more information on the differences between phase-in and fully applied RWA.

Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets (continued)

	31.12.13
	Basel III (phase-in)
	Gross EAD	Net EAD			RWA				Capital requirement
CHF million	Total	Advanced IRB / model- based approach	Standardized approach	Total	Advanced IRB / model- based approach	Standardized approach	Total		Advanced IRB / model- based approach	Standardized approach	Total[1]
Credit risk	644,448	460,505	164,328	624,833	97,472	26,783	124,255		8,349	2,294	10,643

Counterparty credit risk by exposure segment (incl. sEPE)	630,097	446,948	164,290	611,239	73,171	20,992	94,163		6,267	1,798	8,065

Stressed EPE (sEPE)[2]	22,579	22,579		22,579	6,202		6,202		531		531

Counterparty credit risk by exposure segment (excl. sEPE)	607,518	424,369	164,290	588,660	66,969	20,992	87,960		5,736	1,798	7,534

Sovereigns	148,381	33,863	114,518	148,381	840	266	1,106		72	23	95

Banks	67,515	54,396	5,950	60,346	11,615	1,981	13,596		995	170	1,165

Corporates	143,106	118,279	18,848	137,127	34,659	13,606	48,265		2,969	1,165	4,134

Central counterparties	18,107		18,106	18,106		1,793	1,793			154	154

Retail	230,410	217,831	6,868	224,699	19,855	3,346	23,200		1,701	287	1,987

Residential mortgages	133,552	128,563	4,646	133,209	14,667	1,680	16,346		1,256	144	1,400

Lombard lending	92,661	87,293		87,293	4,437		4,437		380		380

Other retail [3]	4,197	1,975	2,222	4,197	751	1,666	2,417		64	143	207

Securitization / re-securitization in the banking book	12,569	11,928		11,928	8,352		8,352		715		715

Equity instruments in the banking book[4]	1,522	1,522		1,522	4,999		4,999		428		428

Credit valuation adjustment (CVA)					10,598	5,696	16,294		908	488	1,396

Settlement risk	260	107	37	144	352	95	447		30	8	38

Non-counterparty-related risk[5]	16,924		16,924	16,924		12,634	12,634			1,082	1,082

Market risk	2,098	1,966		1,966	13,727		13,727		1,176		1,176

Value-at-risk (VaR)					1,746		1,746		150		150

Stressed value-at-risk (SVaR)					2,604		2,604		223		223

Add-on for risks-not-in-VaR (RNiV)					2,025		2,025		173		173

Incremental risk charge (IRC)					1,377		1,377		118		118

Comprehensive risk measure (CRM)					4,176		4,176		358		358

Securitization / re-securitization in the trading book	2,098	1,966		1,966	1,799		1,799		154		154

Operational risk					77,941		77,941		6,676		6,676

of which: incremental RWA[6]					22,500		22,500		1,927		1,927

Total Swiss SRB	663,469	462,471	181,251	643,722	189,141	39,417	228,557	[7]	16,201	3,376	19,577

1  Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.    2  Majority relates to exposures to Banks and Corporates.    3  Includes qualifying revolving retail exposures.    4  Simple risk-weight method.    5  In 2014, we corrected both gross and net EAD. As a result, both gross and net EAD decreased by CHF 2,567 million.    6  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    7  Refer to the “Capital management” section of our Annual Report 2013 for more information on the differences between phase-in and fully applied RWA.

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS. The following credit risk-related tables are based on Basel III phase-in and correspond to the counterparty credit risk by exposure segment excluding sEPE, which is shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

è	Refer to “Credit risk” in the “Risk management and control” section of our Annual Report 2013 for more information

The regulatory gross credit exposure for banking products is equal to the drawn loan amounts represented on the balance sheet, with the exception of off-balance sheet commitments where the regulatory gross credit exposure is calculated by applying a credit conversion factor to the undrawn amount or contingent claim.

Within traded products, we determine the regulatory credit exposure on the majority of our derivative exposures by applying the effective expected positive exposure (EPE) and sEPE as defined in the Basel III framework. However, for a small portion of the derivatives portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For a majority of securities financing transactions (securities borrowing / lending and repurchase agreements / reverse repurchase agreements), we determine the regulatory gross credit exposure using the close-out period (COP) approach. The regulatory gross credit exposure for traded products is equal to regulatory net credit exposure, in the credit risk tables on the following pages.

The regulatory net credit exposure detailed in the tables on the following pages is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. The information on impaired and defaulted assets by segmentation, consistent with the regulatory capital treatment, is presented in the “Impairment, default and credit loss” section of this report.

Table 3: Regulatory gross credit risk by exposure segment and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure excluding sEPE broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk-weighting	RWA[1]
CHF million	Average regulatory gross credit exposure[2]	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	81,455	76,490		76,490	0%	224

Due from banks[3]	31,395	34,108	(4,920)	29,189	14%	3,972

Loans	294,009	296,813	(14,535)	282,278	15%	42,809

Financial assets designated at fair value	2,146	2,086	(374)	1,712	37%	630

Off-balance sheet	34,004	33,321	(638)	32,683	31%	10,190

Banking products	443,009	442,818	(20,467)	422,351	14%	57,825

Derivatives	33,705	30,889		30,889	26%	8,014

Cash collateral on derivative instruments	13,243	13,986		13,986	29%	4,114

Securities financing	53,465	52,713		52,713	8%	4,286

Traded products	100,413	97,588		97,588	17%	16,414

Trading portfolio assets	3,148	4,019	(8)	4,011	84%	3,361

Financial investments available-for-sale	51,441	50,865	0	50,865	3%	1,331

Other assets[4]	13,781	14,826	(1,442)	13,384	89%	11,969

Other products	68,370	69,710	(1,449)	68,261	24%	16,661

Total 30.6.14	611,792	610,116	(21,916)	588,200	15%	90,901

Total 31.12.13	630,724	607,518	(18,859)	588,660	15%	87,960

1 The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.    2   The average regulatory gross credit exposure represents the average of the applicable quarter-end exposures for the relevant reporting periods.    3  Includes non-bank financial institutions.    4  Includes accrued income and prepaid expenses.

Table 4: Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE according to classes of financial instruments and also by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	5,254	0	1	47,936	13,471	9,828	76,490	76,490

Due from banks[1]	4,551	144	197	12,461	817	15,937	34,108	29,189

Loans	21,428	6,015	4,531	68,438	165,997	30,403	296,813	282,278

Financial assets designated at fair value	30			909	43	1,104	2,086	1,712

Off-balance sheet	1,005	424	491	17,416	6,939	7,047	33,321	32,683

Banking products	32,268	6,583	5,220	147,160	187,268	64,319	442,818	422,351

Derivatives	3,282	404	181	10,978	3,754	12,290	30,889	30,889

Cash collateral on derivative instruments	204	5	47	1,982	150	11,597	13,986	13,986

Securities financing	5,796	186	2,227	15,735	2,712	26,058	52,713	52,713

Traded products	9,283	595	2,455	28,694	6,616	49,944	97,588	97,588

Trading portfolio assets	1,236	70	18	1,237	14	1,444	4,019	4,011

Financial investments available-for-sale	3,646	95		17,818	1,595	27,712	50,865	50,865

Other assets[2]	465	55	58	5,421	4,567	4,260	14,826	13,384

Other products	5,347	220	76	24,475	6,175	33,416	69,710	68,261

Total 30.6.14	46,897	7,399	7,752	200,330	200,059	147,679	610,116	588,200

Total 31.12.13	50,141	7,294	6,907	192,507	200,307	150,363	607,518	588,660

1 Includes non-bank financial institutions.    2  Includes accrued income and prepaid expenses.

Table 5: Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE according to classes of financial instruments and also by counterparty type. The counterparty type is different from the BIS-defined exposure segments used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks		0	76,044	446	76,490	76,490

Due from banks[1]			9,514	24,594	34,108	29,189

Loans	186,954	106,008	3,852		296,813	282,278

Financial assets designated at fair value		1,610	2	474	2,086	1,712

Off-balance sheet	2,198	29,406	163	1,553	33,321	32,683

Banking products	189,152	137,024	89,575	27,067	442,818	422,351

Derivatives	1,724	14,424	4,744	9,998	30,889	30,889

Cash collateral on derivative financial instruments	3	4,741	56	9,186	13,986	13,986

Securities financing	104	36,090	6,291	10,228	52,713	52,713

Traded products	1,831	55,254	11,091	29,412	97,588	97,588

Trading portfolio assets	1	3,117	831	70	4,019	4,011

Financial investments available-for-sale	0	10,267	29,389	11,210	50,865	50,865

Other assets[2]	4,901	7,920	835	1,170	14,826	13,384

Other products	4,901	21,304	31,055	12,450	69,710	68,261

Total 30.6.14	195,884	213,582	131,721	68,929	610,116	588,200

Total 31.12.13	189,964	211,890	138,706	66,958	607,518	588,660

1 Also includes non-bank financial institutions.    2  Includes accrued income and prepaid expenses.

Table 6: Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE according to classes of financial instruments and also by residual contractual maturity, not taking into account any early redemption features.

CHF million	On demand[1]	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	76,490				76,490	76,490

Due from banks[2]	22,344	11,641	98	26	34,108	29,189

Loans	85,814	105,045	62,783	43,171	296,813	282,278

Financial assets designated at fair value	0	391	1,126	570	2,086	1,712

Off-balance sheet	96	8,456	22,035	2,734	33,321	32,683

Banking products	184,743	125,532	86,042	46,500	442,818	422,351

Derivatives	0	13,255	6,866	10,768	30,889	30,889

Cash collateral on derivative instruments	7,402	6,583	0	0	13,986	13,986

Securities financing	42,325	9,778	610	0	52,713	52,713

Traded products	49,727	29,617	7,476	10,768	97,588	97,588

Trading portfolio assets	42	1,911	1,277	788	4,019	4,011

Financial investments available-for-sale	33	19,979	26,629	4,224	50,865	50,865

Other assets[3]	11,823	88	1,658	1,256	14,826	13,384

Other products	11,897	21,979	29,565	6,269	69,710	68,261

Total 30.6.14	246,368	177,128	123,083	63,537	610,116	588,200

Total 31.12.13	233,075	171,259	134,204	68,981	607,518	588,660

1 Includes loans without a fixed term, collateral swaps, exchange-traded derivatives and cash collateral receivables on derivative instruments, on which notice of termination has not been given.    2  Includes non-bank financial institutions.    3  Includes accrued income and prepaid expenses.

Table 7: Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure excluding sEPE according to the advanced internal ratings-based approach and the standardized approach.

CHF million	Advanced IRB approach		Standardized approach	Total 30.6.14	Total 31.12.13
Total regulatory gross credit exposure	490,549		119,567	610,116	607,518

Less: regulatory credit risk offsets and adjustments	(14,975)		(6,941)	(21,916)	(18,859)

Total regulatory net credit exposure	475,574	[1]	112,625	588,200

Total 31.12.13	424,369		164,290		588,660

1 Total regulatory net credit exposure increased by CHF 51 billion between 31 December 2013 and 30 June 2014, mainly due to higher exposures to sovereigns, primarily as assets held at central banks, which are part of our multi-currency portfolio of unencumbered, high-quality liquid assets, are now treated under the advanced IRB / model-based approach. Previously, these assets were treated under the standardized approach.

Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of regulatory gross credit exposures excluding sEPE covered by guarantees and credit derivatives, according to BIS-defined exposure segments. The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Regulatory gross credit exposure	of which: covered by guarantees[1]	of which: covered by credit derivatives
Exposure segment

Sovereigns	145,011	90	35

Banks	59,456	299

Corporates	143,068	4,122	9,373

Central counterparties	21,857

Retail

Residential mortgages	135,577	8

Lombard lending	100,773	466

Other retail	4,374	51

Total 30.6.14	610,116	5,035	9,408

Total 31.12.13	607,518	5,145	12,357

1  Includes guarantees and standby letters of credit provided by third parties, mainly banks.

Advanced internal ratings-based approach

UBS uses the advanced internal ratings-based (A-IRB) approach for calculating certain credit risk exposures across all business divisions and the Corporate Center. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models developed by us for estimating the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to the approval of FINMA.

è	Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2013 for more information

Tables 9a to 9f provide a breakdown of the regulatory net credit exposure-weighted average PD, LGD, RWA and the average risk weight by internal UBS ratings across BIS-defined exposure segments. The allocation of exposure to the UBS internal ratings in the following tables is based on PD before the effects of regulatory adjustments. In addition, a breakdown of the regulatory net credit exposure and RWA for which we apply the A-IRB approach by internal UBS rating class is shown for each of the exposure segments.

Total regulatory net credit exposure and RWA are not equal to the numbers presented in table 2, as impaired and defaulted assets are excluded in tables 9a through 9f.

Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0	76,055	1	0.0	37.5	38	0.1

Rating 1	8,320	87	0.0	34.0	294	3.5

Rating 2	3,292	4	0.0	43.0	376	11.4

Rating 3	1,022		0.1	43.0	160	15.7

Rating 4	235	0	0.2	56.4	100	42.6

Rating 5	9		0.4	10.1	2	20.7

Sub-investment grade

Rating 6	17	0	0.6	37.0	10	56.8

Rating 7	4	0	1.0	68.2	5	143.4

Rating 8	6	0	1.7	14.6	3	48.5

Rating 9	5	0	2.7	34.0	5	106.5

Rating 10	281		4.6	57.0	542	192.6

Rating 11	3	0	7.8	23.5	3	114.2

Rating 12	1		13.0	10.0	1	59.0

Rating 13	0		22.0	10.0	0	54.5

Total 30.6.14	89,249	91	0.0	37.5	1,539	1.7

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 21 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0	25,714	1	0.0	39.4	51	0.2

Rating 1	4,273	194	0.0	31.3	117	2.7

Rating 2	2,652	16	0.0	42.5	309	11.7

Rating 3	882	6	0.1	43.5	161	18.2

Rating 4	267	24	0.2	58.6	142	53.4

Rating 5	10		0.4	11.5	2	22.8

Sub-investment grade

Rating 6	22	0	0.6	39.2	14	64.5

Rating 7	3	0	1.0	51.5	4	133.0

Rating 8	8		1.7	22.2	6	70.8

Rating 9	2	0	2.7	22.5	1	69.2

Rating 10	0		4.6	10.0	0	47.1

Rating 11	4		7.8	30.1	6	139.4

Rating 12	1		13.0	10.0	1	58.6

Rating 13	0		22.0	10.0	0	54.5

Total 31.12.13	33,840	240	0.0	38.8	815	2.4

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 25 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

Table 9b: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	2,150	7	0.0	34.2	152	7.1

Rating 2	30,026	6,128	0.0	36.0	5,398	18.0

Rating 3	7,952	1,286	0.1	35.2	1,341	16.9

Rating 4	2,883	135	0.2	38.9	1,007	34.9

Rating 5	1,160	15	0.4	28.4	420	36.2

Sub-investment grade

Rating 6	514	4	0.6	37.4	329	64.1

Rating 7	311		1.0	32.1	202	65.1

Rating 8	462	141	1.7	5.9	61	13.3

Rating 9	159	0	2.7	35.3	172	108.3

Rating 10	15		4.6	44.6	26	171.0

Rating 11	32	1	7.8	39.2	59	184.9

Rating 12	36		13.0	7.3	13	36.2

Rating 13	1		22.0	36.0	1	212.6

Total 30.6.14	45,700	7,718	0.1	35.4	9,183	20.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 138 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.     2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	2,094	0	0.0	37.7	174	8.3

Rating 2	36,415	7,724	0.0	34.6	6,823	18.7

Rating 3	9,714	1,449	0.1	33.8	1,586	16.3

Rating 4	3,206	45	0.2	40.7	1,189	37.1

Rating 5	1,196	42	0.4	25.3	415	34.7

Sub-investment grade

Rating 6	414	4	0.6	37.0	266	64.2

Rating 7	383	0	1.0	43.5	338	88.3

Rating 8	517	197	1.7	16.2	199	38.5

Rating 9	118	5	2.7	36.7	142	119.7

Rating 10	32	0	4.6	41.6	50	159.5

Rating 11	69	1	7.8	38.0	119	172.3

Rating 12	67		13.0	41.9	140	210.2

Rating 13	0		22.0	19.0	0	112.3

Total 31.12.13	54,225	9,466	0.1	34.7	11,441	21.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 174 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

Table 9c: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	8,688	238	0.0	21.8	436	5.0

Rating 2	24,582	2,332	0.0	20.0	1,631	6.6

Rating 3	16,900	4,738	0.1	34.5	3,252	19.2

Rating 4	9,955	1,642	0.2	34.2	3,017	30.3

Rating 5	11,963	767	0.4	26.9	3,999	33.4

Sub-investment grade

Rating 6	12,248	634	0.6	23.5	4,844	39.5

Rating 7	10,503	617	1.0	23.7	5,038	48.0

Rating 8	8,081	732	1.7	18.9	3,474	43.0

Rating 9	4,702	544	2.7	23.1	2,934	62.4

Rating 10	3,732	1,471	4.6	24.3	3,426	91.8

Rating 11	1,337	684	7.8	21.3	1,260	94.2

Rating 12	247	74	13.0	27.2	322	130.3

Rating 13	69	22	22.0	9.1	30	43.8

Total 30.6.14	113,007	14,496	0.8	25.2	33,662	29.8

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 1,249 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0	10		0.0	45.5	1	7.0

Rating 1	10,199	239	0.0	24.0	565	5.5

Rating 2	28,845	2,242	0.0	22.1	1,650	5.7

Rating 3	17,027	3,444	0.1	32.8	3,154	18.5

Rating 4	10,317	1,659	0.2	37.6	3,400	33.0

Rating 5	11,673	977	0.4	31.2	4,573	39.2

Sub-investment grade

Rating 6	11,682	595	0.6	21.8	4,853	41.5

Rating 7	9,755	519	1.0	22.6	4,473	45.9

Rating 8	7,900	907	1.7	22.4	3,983	50.4

Rating 9	4,973	576	2.7	20.8	2,766	55.6

Rating 10	3,138	1,238	4.6	23.2	2,606	83.1

Rating 11	997	403	7.8	19.1	797	80.0

Rating 12	426	122	13.0	19.6	406	95.4

Rating 13	165	54	22.0	21.2	187	113.3

Total 31.12.13	117,104	12,975	0.8	26.1	33,414	28.5

1  Impaired and defaulted assets are excluded in this table (RWA: CHF 1,245 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PDs for the internal rating categories are based on median values.

Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	26,769	102	0.0	10.6	419	1.6

Rating 2	10,217	18	0.0	10.5	180	1.8

Rating 3	17,042	32	0.1	11.1	565	3.3

Rating 4	17,434	45	0.2	11.3	1,063	6.1

Rating 5	17,059	57	0.4	12.0	1,762	10.3

Sub-investment grade

Rating 6	11,228	32	0.6	12.6	1,829	16.3

Rating 7	11,071	231	1.0	12.0	2,351	21.2

Rating 8	7,701	55	1.7	11.5	2,186	28.4

Rating 9	5,413	27	2.7	11.0	2,028	37.5

Rating 10	2,987	17	4.6	10.9	1,487	49.8

Rating 11	1,512	12	7.8	10.8	977	64.6

Rating 12	594	4	13.0	10.9	469	78.9

Rating 13	197	2	22.0	10.9	176	89.3

Total 30.6.14	129,224	633	0.8	11.3	15,490	12.0

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 501 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	22,895	107	0.0	9.8	293	1.3

Rating 2	9,825	17	0.0	9.7	144	1.5

Rating 3	16,970	43	0.1	10.3	481	2.8

Rating 4	17,212	48	0.2	10.6	905	5.3

Rating 5	17,126	73	0.4	11.5	1,625	9.5

Sub-investment grade

Rating 6	11,931	57	0.6	11.8	1,740	14.6

Rating 7	12,796	281	1.0	11.5	2,474	19.3

Rating 8	8,612	117	1.7	10.9	2,157	25.0

Rating 9	5,577	24	2.7	10.4	1,806	32.4

Rating 10	3,160	21	4.6	10.2	1,358	43.0

Rating 11	1,370	16	7.8	10.1	756	55.2

Rating 12	475	7	13.0	10.2	320	67.3

Rating 13	156	5	22.0	10.5	122	77.7

Total 31.12.13	128,104	816	0.8	10.7	14,180	11.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 487 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	49,778	232	0.0	20.0	1,308	2.6

Rating 3	30,689	63	0.1	20.0	1,369	4.5

Rating 4	2,086	24	0.2	20.0	160	7.7

Rating 5	6,348	8	0.4	20.0	784	12.3

Sub-investment grade

Rating 6	2,551	11	0.6	20.0	441	17.3

Rating 7	900	9	1.0	20.0	194	21.6

Rating 8	1,133	21	1.7	20.0	293	25.9

Rating 9	159	0	2.7	20.0	46	29.1

Rating 10	436	36	4.6	20.0	135	31.0

Rating 11	480		7.8	20.0	160	33.3

Rating 12

Rating 13

Total 30.6.14	94,560	405	0.2	20.0	4,892	5.2

1  Impaired and defaulted assets are excluded in this table (RWA: CHF 0 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	47,034	259	0.0	20.0	1,236	2.6

Rating 3	26,482	19	0.1	20.0	1,182	4.5

Rating 4	2,598	16	0.2	20.0	200	7.7

Rating 5	6,646	25	0.4	20.0	821	12.3

Sub-investment grade

Rating 6	2,241	3	0.6	20.0	387	17.3

Rating 7	890	1	1.0	20.0	192	21.6

Rating 8	431	25	1.7	20.0	111	25.9

Rating 9	36	0	2.7	20.0	11	29.1

Rating 10	649	3	4.6	20.0	201	31.0

Rating 11	286		7.8	20.0	95	33.3

Rating 12

Rating 13

Total 31.12.13	87,293	351	0.2	20.0	4,436	5.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 0 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

Table 9f: Other retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	18		0.0	6.6	0	0.7

Rating 2	130		0.0	19.5	4	2.7

Rating 3	28		0.1	15.2	1	3.7

Rating 4	9		0.2	17.0	1	7.3

Rating 5	11		0.4	9.4	1	6.1

Sub-investment grade

Rating 6	5	0	0.6	10.1	0	9.6

Rating 7	111		1.0	28.6	38	34.3

Rating 8	1		1.7	7.7	0	9.8

Rating 9	1,675	1	2.7	43.6	700	41.8

Rating 10	25		4.6	43.1	17	67.7

Rating 11	11		7.8	48.9	9	79.7

Rating 12	0		13.0	7.0	0	13.7

Rating 13

Total 30.6.14	2,023	1	2.4	40.1	770	38.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 10 million as of 30 June 2014). Refer to the “Risk management and control” section of our second quarter 2014 report for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1	14		0.0	6.5	0	0.7

Rating 2	126		0.0	19.6	3	2.7

Rating 3	10		0.1	12.3	0	2.8

Rating 4	8		0.2	11.0	0	4.9

Rating 5	10		0.4	8.5	1	5.5

Sub-investment grade

Rating 6	6	0	0.6	10.7	1	9.6

Rating 7	135		1.0	26.3	45	33.6

Rating 8	2		1.7	6.2	0	8.1

Rating 9	1,644	2	2.7	43.6	688	41.9

Rating 10	10		4.6	21.7	3	34.0

Rating 11	1		7.8	7.3	0	12.3

Rating 12

Rating 13

Total 31.12.13	1,966	2	2.4	39.8	742	37.8

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 9 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.    2  Average PD for the internal rating categories are based on median values.

Standardized approach

The standardized approach is generally applied where it is not possible to use the A-IRB approach. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use FINMA-recognized ECAI risk assessments to determine the risk weightings for certain counterparties according to the BIS-defined exposure segments.

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–35%	36–75%	76–100%	150%	30.6.14	31.12.13

Regulatory gross credit exposure

Sovereigns	55,052	60	234	51		55,397	114,518

Banks		5,671	2,196	9	0	7,876	5,950

Corporates		5,428	1,241	19,056	488	26,212	24,967

Central counterparties		21,857				21,857	18,107

Retail

Residential mortgages		5,013	110	758		5,881	4,989

Lombard lending

Other retail			2,340	3		2,343	2,224

Total 30.6.14	55,052	38,029	6,120	19,877	488	119,567

Total 31.12.13	114,132	31,936	6,258	18,297	132		170,754

Regulatory net credit exposure

Sovereigns	55,052	60	234	51		55,397	114,518

Banks		5,670	2,196	9	0	7,875	5,950

Corporates		5,428	1,125	13,151	475	20,179	18,848

Central counterparties		21,694				21,694	18,106

Retail

Residential mortgages		5,013	110	15		5,138	4,646

Lombard lending

Other retail			2,338	3		2,341	2,222

Total 30.6.14	55,052	37,866	6,003	13,230	475	112,625

Total 31.12.13	114,132	31,935	6,248	11,857	118		164,290

Table 10b: Regulatory net credit exposure under the standardized approach risk-weighted using external ratings

This table provides a breakdown of the regulatory net credit exposure rated / unrated by ECAI and by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million		Total exposure					Total exposure
Risk weight		0%	0–20%	20–50%	50–100%	150%	30.6.14

Regulatory net credit exposure[1]

Sovereigns	Rated[2]	55,011	60	234	10		55,315
	Unrated	41			41		82

Banks	Rated[2]		3,434	6	2	0	3,442
	Unrated		2,236	2,189	7		4,433

Corporates	Rated[2]		5,428	1,125		465	7,018
	Unrated				13,151	10	13,161

Central Counterparties	Rated[2]		1,594				1,594
	Unrated[3]		19,117	983			20,100

Retail	Rated[2]
	Unrated			5,013	2,467		7,480

Total 30.6.14		55,052	31,869	9,552	15,678	475	112,625

Total 31.12.13		114,132	27,299	8,557	14,185	118	164,290

1  For a breakdown of securitization exposures by risk weight bands and rating clusters refer to tables 28a to 28c (banking book) and 33a to 33c (trading book) of this report.    2  We use three FINMA- recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings.    3  In accordance with the regulations based on the Basel III framework, external ratings are not used for the risk-weighting of exposures to central counterparties.

Table 11: Eligible financial collateral recognized under the standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	30.6.14	31.12.13	30.6.14	31.12.13
Exposure segment

Sovereigns	55,397	114,518	51	25

Banks	7,875	5,950	1,414	500

Corporates	20,179	18,848	8,307	7,668

Central counterparties	21,694	18,106	1,119	887

Retail

Residential mortgages	5,138	4,646	743	343

Lombard lending

Other retail	2,341	2,222	31	22

Total	112,625	164,290	11,665	9,444

1  Reflects the impact of the application of regulatory haircuts for exposures not covered under an internal exposure model. The eligible financial collateral recognized in the capital calculation is based on the difference between the IFRS reported values and the regulatory net credit exposure.

Impairment, default and credit loss

The “Risk management and control” section of our annual reports provides additional information on the impaired, default and credit loss-related disclosures.

è	Refer to “Impaired assets” in the “Risk management and control” section of our Annual Report 2013 for more information

Table 12: Impaired assets by region

This table shows a breakdown by region of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses. Impaired asset exposures include loans,

off-balance sheet items, securities financing transactions and derivative transactions.

CHF million	Impaired assets[1]		Specific allowances, provisions and credit valuation adjustments	Impaired assets net of specific allowances, provisions and credit valuation adjustments		Collective allowances and provisions[2]	Total allowances, provisions and specific credit valuation adjustments 30.6.14[2]	Total allowances, provisions and specific credit valuation adjustments 31.12.13[2]
Asia Pacific	60		(45)	15		0	(45)	(46)

Latin America	22		(19)	3		0	(19)	(34)[3]

Middle East and Africa	22		(21)	1		0	(21)	(24)

North America	446		(207)	240		(2)	(208)	(201)[3]

Switzerland	703		(361)	342		(6)	(366)	(488)

Rest of Europe	343		(243)	100		0	(243)	(239)

Total 30.6.14	1,596		(896)	700		(7)	(903)[4]

Total 31.12.13	1,926	[5]	(1,013)	914	[5]	(20)		(1,033)[4]

1  Values of defaulted derivative contracts (CHF 402 million; 31 December 2013: CHF 582 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  Does not include collective credit valuation adjustments of CHF 384 million (31 December 2013: CHF 433 million).    3  In 2014, we reclassified CHF 25 million of specific allowances as of 31 December 2013 from Latin America to North America.    4  Does not include an allowance of CHF 160 million related to certain disputed receivables (31 December 2013: CHF 83 million).    5  In 2014, we corrected the impaired loan exposure as of 31 December 2013. As a result, the impaired loan exposure was increased by CHF 42 million.

Table 13: Impaired assets by exposure segment

This table provides a breakdown by exposure segment of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses.

CHF million	Impaired assets[1]		Specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[2]	Total allowances, provisions and specific credit valuation adjustments 30.6.14[2]	Write-offs for the six-month period ended 30.6.14	Total allowances, provisions and specific credit valuation adjustments 31.12.13[2]
Sovereigns	14		(10)	0	(10)		(10)

Banks	16		(15)	0	(15)	(1)	(19)

Corporates	1,314		(738)	0	(738)	(51)	(829)

Central counterparties

Retail

Residential mortgages	128		(41)	0	(41)		(46)

Lombard lending	51		(49)	0	(49)		(68)

Other retail	73		(44)	(2)	(45)	(13)	(42)

Not allocated segment[3]				(6)	(6)		(18)

Total 30.6.14	1,596		(896)	(7)	(903)[4]	(64)[5]

Total 31.12.13	1,926	[6]	(1,013)	(20)		(93)[5]	(1,033)

1  Values of defaulted derivative contracts (CHF 402 million; 31 December 2013: CHF 582 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  Does not include collective credit valuation adjustments of CHF 384 million (31 December 2013: CHF 433 million).    3  With the exception of certain lombard lending exposures, collective loan loss allowances are not allocated to individual counterparties and thus also not to exposure segments.    4  Does not include an allowance of CHF 160 million related to certain disputed receivables (31 December 2013: CHF 83 million).    5  Does not include CHF 1 million securitization-related write-offs (31 December 2013: CHF 35 million).    6  In 2014, we corrected the impaired exposure for loans as of 31 December 2013. As a result, the impaired loan exposure increased by CHF 42 million.

Table 14: Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for credit losses for impaired assets, including changes in the credit valuation adjustments for defaulted derivatives.

è	Refer to “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of our Annual Report 2013 for more information

CHF million	Specific allowances and provisions for banking products and securities financing		Specific credit valuation adjustments for derivatives	Total specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances for credit losses[1]	For the six-month period ended 30.6.14		For the year ended 31.12.13
Opening balance as of 1.1.14	730	[3]	283	1,013	20	1,033	Opening balance as of 1.1.13	1,233

Write-offs / usage of provisions	(65)		1	(64)	(1)	(65)		(128)

Recoveries (on written-off positions)	15			15		15		45

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	(2)		(68)	(71)	(12)	(83)		(92)

Foreign currency translations and other adjustments	4		(1)	3	0	3		(27)

Closing balance as of 30.6.14	682	[3]	215	896	7	903 [4]	Closing balance as of 31.12.13	1,033

1  This table does not include collective valuation adjustments of CHF 384 million (31 December 2013: CHF 433 million).    2  Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).    3  Includes CHF 3 million allowances for securities financing (31 December 2013: CHF 2 million).    4  Does not include an allowance of CHF 160 million related to certain disputed receivables (31 December 2013: CHF 83 million).

Table 15: Total actual and expected credit losses

This table provides a breakdown by exposure segment of the actual credit (loss) / recovery amount (including credit valuation adjustments on derivatives) recognized in our income statement, as well as the corresponding expected loss. A comparison of our expected loss versus actual loss for 2014 will be provided in our full-year Basel III Pillar 3 disclosure to be included in our Annual Report 2014.

è	Refer to “Comparison of actual versus expected loss” in the “Risk management and control” section of our Annual Report 2013 for more information

CHF million	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss
	For the six-month period ended 30.6.14	As of 31.12.12 for the year ended 31.12.13	For the year ended 31.12.13	As of 31.12.11 for the year ended 31.12.12	For the year ended 31.12.12	As of 31.12.10 for the year ended 31.12.11	For the year ended 31.12.11	As of 31.12.09 for the year ended 31.12.10	For the year ended 31.12.10
Sovereigns	0	(4)	0	(19)	0	(27)		(8)

Banks	0	(36)	3	(35)	(1)	(40)	(1)	(37)	26

Corporates	80	(199)	31	(322)	884	(336)	(321)	(359)	1,577

Central counterparties

Retail

Residential mortgages	1	(96)	(2)	(59)	15	(62)	3	(84)	1

Lombard lending	16	(32)	(36)	(24)	(12)	(30)	12	(19)	5

Other retail	(4)	(18)	(8)	(5)	(11)		(5)	(5)	(2)

Not allocated segment[1]	15		99		24		(75)		7

Total	108	(386)	88	(463)	899	(494)	(387)	(512)	1,615

1  Includes changes in collective loan loss allowances and provisions.

Derivatives credit risk

Table 16: Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods, netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit valuation models.

CHF million	30.6.14	31.12.13[1]
Gross positive replacement values	204,698	254,084

Netting benefits recognized	(156,958)	(192,856)

Collateral held	(26,809)	(33,955)

of which: Cash collateral	(23,060)	(28,288)

of which: Securities collateral and debt instruments collateral (excluding equity)	(3,636)	(5,490)

of which: Equity instruments collateral	(50)	(50)

of which: Other collateral	(63)	(127)

Net current credit exposure	20,931	27,274

Regulatory net credit exposure (total counterparty credit risk)	30,889	45,718

of which: treated with internal models (effective expected positive exposure [EPE])	24,848	38,906

of which: treated with supervisory approaches (current exposure method)	6,041	6,812

1  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. The lines “Gross replacement values” and “Netting benefits recognized” were both increased by approximately CHF 8 billion. The line “Collateral held” was increased by an immaterial amount. There was no impact to the line “Net current credit exposure.” Refer to “Note 1 Basis of accounting” of our first quarter 2014 report for more information on the adoption of the amendments to IAS 32.

Other credit risk information

Our credit derivatives trading is predominantly conducted on a collateralized basis. This means that our mark-to-market exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings is typically conducted under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter (OTC) derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties, such as hedge funds, would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master netting agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

We did not have any significant losses from failed settlements of CDS contracts in the first half of 2014.

Table 17: Credit derivatives

This table provides an overview of the notional amount of credit derivatives, including those used to manage risks within our banking and trading books. Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken. Notional amounts are reported based on regulatory scope of consolidation and only include amounts related to positive and negative replacement values.

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	30.6.14	31.12.13
Credit default swaps	16,851	1,281	18,132	512,221	516,843	1,029,064	1,047,196	1,068,660

Total rate of return swaps	381	0	381	6,527	1,032	7,559	7,940	6,182

Options and warrants				3,629	61	3,690	3,690	3,658

Total 30.6.14	17,232	1,281	18,513	522,377	517,936	1,040,313	1,058,826

Total 31.12.13	22,676	3,307	25,983	529,200	523,317	1,052,517		1,078,500

Measured on a notional basis, our counterparties for buying and selling protection are mainly banks and to a lesser extent broker-dealers and central counterparties. In the first half of 2014, we saw a reduction in notional exposures, primarily with broker-dealers and central counterparties.

è	Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2013 for more information on credit derivatives by counterparties

Equity instruments in the banking book

The regulatory capital view for equity instruments in the banking book differs from the IFRS view, primarily due to the following:

–

Differences in the basis of valuation, for example financial investments available-for-sale are subject to fair value accounting under IFRS but have to be treated under the “lower of cost or market” or “cost less impairment” concept for regulatory capital purposes.

–	Certain instruments which are held as debt investments on the IFRS balance sheet, mainly investment fund units, are treated as equity instruments for regulatory capital purposes.
–

Certain instruments which are held as trading portfolio assets on the IFRS balance sheet, but which are not part of the regulatory VaR framework, are included in the banking book for regulatory capital purposes.

–	Differences in the scope of consolidation.
è	Refer to the “Scope of regulatory consolidation” section of this report for more information

Table 18: Equity instruments in the banking book

The table below shows the different equity instruments categories held in the banking book with their amounts as recognized under IFRS, followed by the regulatory capital adjustment amount. This adjustment considers the abovementioned differences to IFRS resulting in the total regulatory equity instruments exposure under the BIS framework, the corresponding RWA and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity instruments.

	As of
CHF million	30.6.14	31.12.13
Equity instruments

Financial investments available-for-sale	590	649

Investments in associates	848	842

Total equity instruments under IFRS	1,438	1,491

Regulatory capital adjustment[1]	756	885

Total equity instruments under regulatory capital[2]	2,194	2,376

of which: to be risk-weighted

publicly traded	164	132

privately held [3,4]	1,002	1,225

not deducted in application of threshold, but risk-weighted at 250%	694	674

of which: deduction from common equity tier 1 capital[5]	334	344

RWA according to simple risk-weight method[6]	4,636	4,999

Capital requirement according to simple risk-weight method[6]	532	428

Total capital charge	866	772

Net realized gains / (losses) and unrealized gains from equity instruments	For the six months ended 30.6.14	For the year ended 31.12.13

Net realized gains / (losses) from disposals	61	122

Unrealized revaluation gains	11	11

of which: included in tier 2 capital	5	5

1  As of 30 June 2014, this included CHF 710 million in investment fund units treated as debt investments under IFRS.    2  As of 30 June 2014, this included CHF 465 million booked in trust entities (compensation and benefit vehicles) and CHF 334 million in goodwill of investments in associates. Excluding these items, equity instruments in the banking book were CHF 1,394 million, which equals the gross and net exposure of equity instruments presented in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”    3  Includes CHF 465 million exposure booked in trust entities (compensation and benefit vehicles) that did not generate risk-weighted assets.    4  Includes equity investments in companies active in the banking and finance business where UBS owns less than 10% of the entity’s common equity.    5  Under Basel III, goodwill of investments in associates is deducted from common equity tier 1 capital.    6  The risk-weighted assets of CHF 4,636 million and the capital requirement of CHF 532 million, as of 30 June 2014, are also disclosed in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

Market risk

The “Risk management and control” section of our quarterly and annual reports provides additional information on market risk-related Pillar 3 disclosures.

è	Refer to “Market risk” in the “Risk management and control” section of our Annual Report 2013, as well as our first and second quarter 2014 reports for more information

Backtesting of VaR

For backtesting purposes, we compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. The backtesting process compares backtesting VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions and revenues from intraday trading, to ensure a like-for-like comparison. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s backtesting VaR.

We did not have any Group backtesting exceptions in the first six months of 2014 or in the 12 months preceding the end of June 2014.

The chart “Group: development of backtesting revenues against backtesting VaR” shows the development of backtest VaR against backtesting revenues of the Group for the first six months of 2014. The chart shows both the negative and positive tails of the backtest VaR distribution at 99% confidence intervals representing, respectively, the losses and gains that could potentially be realized over a one-day period at that level of confidence.

The histogram “Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution” shows the daily revenue distribution for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio for the first six months of 2014. This includes, in addition to backtesting revenues, revenues such as commissions and fees, revenues for intraday trading and own credit. Negative trading revenue in the second quarter of 2014 was driven by exits in Non-core.

Table 19: Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)

This table shows the Group’s minimum, maximum, average and period-end regulatory backtesting VaR.

	For the six months ended 30.6.14				For the year ended 31.12.13
CHF million	Min.	Max.	Average	30.6.14	Min.	Max.	Average	31.12.13
Group	15	36	21	19	15	42	23	17

Chart 1: Group: development of backtesting revenues[1] against backtesting VaR[2] (1-day, 99% confidence)	Chart 2: Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution[1]

[1]   Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.

[2]   Based on Basel III regulatory VaR, excludes CVA positions and their eligible hedges which are subject to the standalone CVA charge.

[1] In addition to backtesting revenues, includes revenues such as commissions and fees, revenues for intraday trading, and own credit.

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III framework. Securitized exposures are risk-weighted, generally, based on their external ratings. This section also provides details of the regulatory capital requirement associated with these exposures.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing or advise securitization programs. In line with the Basel framework, sponsoring includes underwriting, that is, placing securities in the market. In all other cases, we act in the role of investor by taking securitization positions.

RWA attributable to securitization positions decreased to CHF 7.4 billion as of 30 June 2014 from CHF 10.2 billion as of 31 December 2013, mainly due to a decline of CHF 3.0 billion in Corporate Center – Non-core and Legacy Portfolio, predominantly reflecting the sale of commercial mortgage-backed securities and collateralized debt obligations. This was partly offset by an increase due to the expiry of the transition phase mandated under the Basel 2.5 framework, i.e., net long and net short securitization positions in the trading book require separate underpinning since January 2014, rather than the higher of net long or net short positions underpinned until 31 December 2013.

è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 for more information on structured entities
è

Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our second quarter 2014 report for more information on RWA by portfolio composition and exposure category

Table 20: Securitization / re-securitization

	30.6.14				31.12.13
CHF million	Gross EAD	Net EAD	RWA	Capital requirement	Gross EAD	Net EAD	RWA	Capital requirement
Securitization / re-securitization in the banking book	10,964	10,424	5,559	638	12,569	11,928	8,352	715

CC – Non-core and Legacy Portfolio	6,806	6,266	4,967	570	8,767	8,125	7,772	666

Other business divisions[1]	4,158	4,158	592	68	3,803	3,803	580	50

Securitization / re-securitization in the trading book	2,253	2,253	1,869	214	2,098	1,966	1,799	154

CC – Non-core and Legacy Portfolio	1,874	1,874	1,562	179	1,896	1,799	1,711	147

Other business divisions[1]	378	378	307	35	202	167	89	8

1  Mainly reflecting exposures in the Investment Bank.

Objectives, roles and involvement

Securitization in the banking book

Securitization positions held in the banking book include tranches of synthetic securitization of loan exposures and over-the-counter derivatives. These were primarily hedging transactions executed in 2013 and 2012 by synthetically transferring counterparty credit risk. In addition, securitization in the banking book includes legacy risk positions, some of which were (i) reclassified under IFRS from Held for trading to Loans and receivables in the fourth quarter of 2008 and the first quarter of 2009, or (ii) classified as Loans and receivables when acquiring student loan auction rate securities from clients. As of 30 June 2014, this portfolio included student loan auction rate securities, collateralized debt obligations and collateralized loan obligations, some of which have credit default swap protection purchased from monoline insurers, as well as commercial mortgage-backed securities, residential mortgage-backed securities and reference-linked note programs.

In the first half of 2014, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. As sponsor, we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 21: Securitization activity for the period in the banking book” for an overview of our originating and sponsoring activities in the first half of 2014 and in full year 2013, respectively.

Securitization and re-securitization positions in the banking book are measured either at fair value or at amortized cost less impairment. The impairment assessment for a securitized position is generally based on the net present value of future cash flows expected from the underlying pool of assets.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities, which typically include market-making and client facilitation. Included in the trading book are positions in our correlation book and legacy positions in leveraged super senior tranches. In the trading book, securitization and re-securitization positions are measured at fair value reflecting market prices where available or are based on our internal pricing models.

Type of structured entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of structured entities employed is selected as appropriate based on the type of transaction undertaken. Examples of this include limited liability corporations, common law trusts and depositor entities.

We manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in structured entities that we sponsor. Significant groups of affiliated entities include North Street, Brooklands / ELM, and East Street, which are involved in the US, European and Asia Pacific reference-linked note programs, respectively.

è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 for more information on structured entities
è

Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our second quarter 2014 report for more information on RWA by portfolio composition and exposure category

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization and re-securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization and re-securitization positions are also subject to multiple risk limits in our Investment Bank, such as management VaR and stress limits as well as market value limits. As part of managing risks within the predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may however expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwind, novation and asset sales process on an ongoing basis.

Regulatory capital treatment of securitization structures

Generally, in both the banking and trading book we apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings for all securitization and re-securitization exposures. The selection of the External Credit Assessment Institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid that the credit assessment by one ECAI is applied for one or more tranches and another ECAI for the other tranches unless this is the result of the application of the specific rules for multiple assessments. If any two of the abovementioned rating agencies have issued a rating for a particular position, we would apply the lower credit rating of the two. If all three rating agencies have issued a rating for a particular position, we would apply the middle credit rating of the three. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in over-the-counter derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel III requirements. This measure broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, single-name credit default swaps and credit default swaps on indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2013 for information on accounting policies that relate to securitization activities, primarily “Note 1a) 3) Subsidiaries and structured entities” and “Note 1a) 12) Securitization structures set up by UBS.”

We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known as of the balance sheet date or if a pricing of a transaction has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization.” These guidelines were slightly revised in 2009 and 2010, and this report complies with that publication in all material respects.

Securitization exposures in the banking and trading book

Tables 21 and 22 outline the exposures measured as the transaction size we securitized at inception in the banking and trading book in the first half of 2014 and in full year 2013. The activity is further broken down by our role (originator / sponsor) and by type (traditional / synthetic).

Amounts disclosed under the Traditional column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts, those in which we have retained securitization positions and / or continue to be involved on an ongoing basis (for example credit enhancement or implicit support), and those in which we have no retained securitization positions and / or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under Originator and the total amount of the underlying assets securitized is reported under Sponsor. As a result, as of 30 June 2014 and 31 December 2013, amounts of CHF 0.6 billion and CHF 2.5 billion, respectively, were included in “Table 21: Securitization activity for the period in the banking book” under both Originator and Sponsor and “Table 23: Outstanding securitized exposures.”

Table 21: Securitization activity for the period in the banking book

	Originator					Sponsor
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	636				20	2,032

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.14	636	0	0	0	20	2,032	0

Residential mortgages

Commercial mortgages	1,331	1,199			97	7,580

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			876

Total 31.12.13	1,331	1,199	876	0	97	7,580	0

Table 22: Securitization activity for the period in the trading book

	Originator					Sponsor[1]
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.14	0	0	0	0	0	0	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.13	0	0	0	0	0	0	0

1  This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, without any impact to our risk-weighted assets or capital. On this basis, we did not conduct any securitization activity in both 2013 and 2014.

Table 23: Outstanding securitized exposures

This table outlines exposures measured as the outstanding transaction size in which we have originated / sponsored and retained securitization positions at the balance sheet date in the banking or trading book and / or are otherwise involved on an ongoing basis, for example through the provision of credit enhancement or implicit support.

Amounts disclosed under the Traditional column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in the first half of 2014 and in full year 2013 in which we retained / purchased positions. These can also be found in “Table 21: Securitization activity for the period in the banking book” and “Table 22: Securitization activity for the period in the trading book.” Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking book				Trading book[1,2]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional[3]	Synthetic
Residential mortgages	488		39		1,218		6,958

Commercial mortgages	636		16,060				10,805

Credit card receivables

Leasing			996

Loans to corporates or small and medium-sized enterprises			736

Consumer loans

Student loans			6,368				1,469

Trade receivables

Re-securitizations		305	2,595		180	947

Other		7,036	417

Total 30.6.14	1,124	7,341	27,210	0	1,397	947	19,233	0

Residential mortgages	658		158		1,324		4,871

Commercial mortgages	2,529		18,592				15,323

Credit card receivables

Leasing			553

Loans to corporates or small and medium-sized enterprises			741

Consumer loans

Student loans			6,788				770

Trade receivables

Re-securitizations	585	390	3,426		181	951

Other		8,659	754

Total 31.12.13	3,772	9,049	31,011	0	1,505	951	20,963	0

1  As per FINMA Circular “Market Risk – Banks,” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning.    2  In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in an RWA or capital deduction under Pillar 1.    3  This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, without any impact to our risk-weighted assets or capital.

Table 24: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date as well as losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection from eligible risk mitigation instruments under the Basel III framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information is derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	30.6.14				31.12.13
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages	246		7		323		21

Commercial mortgages			249	1		0	793	11

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			272				321	3

Trade receivables

Re-securitizations					307			0

Other		3			50	115		0

Total	246	3	528	1	680	115	1,134	15

Table 25: Exposures intended to be securitized in the banking and trading book

This table provides the amount of exposures by exposure type we intend to securitize in the banking and trading book. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known at the balance sheet date or if a pricing of a transaction has been fixed.

	30.6.14		31.12.13
CHF million	Banking book	Trading book	Banking book	Trading book
Residential mortgages

Commercial mortgages	459

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	459	0	0	0

Table 26: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is the net exposure amount at default subject to risk-weighting at the balance sheet date.

	30.6.14				31.12.13
CHF million	On balance sheet		Off balance sheet[3]	Total	On balance sheet		Off balance sheet[3]	Total
Residential mortgages	466			466	541			541

Commercial mortgages	333			333	351			351

Credit card receivables

Leasing	31			31	43			43

Loans to corporates or small and medium-sized enterprises	426			426	349			349

Consumer loans	2			2	1			1

Student loans	1,028			1,028	1,060			1,060

Trade receivables

Re-securitizations	755		71	826	948		161	1,109

Other	7,279	[2]	33	7,313	8,403	[2]	71	8,474

Total[1]	10,320		104	10,424	11,696		232	11,928

1  The total exposure of CHF 10.4 billion as of 30 June 2014 (CHF 11.9 billion as of 31 December 2013) is also disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization / re-securitization in the banking book.”    2  “Other” primarily includes securitization of portfolios of counterparty credit risk in over-the-counter (OTC) derivatives and loan exposures.    3  Synthetic long exposures through sold CDS positions are classified as off balance sheet exposures.

Table 27: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under Basel III. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date.

	Cash positions		Derivative positions
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short	Net Total[1,2]
Residential mortgages	60	2	576	724	58	44	103

Commercial mortgages	417	1	1,148	1,499	587	34	621

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans	0	0

Trade receivables

Re-securitizations	40	1	53	71	19	3	23

Other	10	0	270	270	10	0	10

Total 30.6.14	527	4	2,046	2,564	675	82	757

Residential mortgages	86	2	1,036	1,196	109	199	308

Commercial mortgages	462	0	847	1,341	477	508	985

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans	0	0

Trade receivables

Re-securitizations	37	1	45	72	9	8	17

Other	16	0	269	269	16

Total 31.12.13	601	3	2,197	2,878	611	715	1,325

1  As of 1 January 2014, both net long and net short positions are underpinned in the trading book and EAD capped at maximum possible loss.    2  As of 30 June 2014, does not include CHF 1,496 million related to leveraged super senior tranches treated under the supervisory formula approach which are reported in “Table 33c: Securitization / re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book.” Including these exposures, net total exposures were CHF 2,253 million, which equals the gross and net exposure of securitization / re-securitization in the trading book presented in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

Table 28a: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book

The table below provides the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

	30.6.14					31.12.13
	Ratings-based approach		Supervisory formula approach			Ratings-based approach		Supervisory formula approach
CHF million	Securitiza- tion	Re- securitiza- tion	Securitiza- tion	Re- securitiza- tion	Total	Securitiza- tion	Re- securitiza- tion	Securitiza- tion	Re- securitiza- tion	Total
over 0–20%	30		61		91	25		72		97

over 20–35%	9	0			9	8	0			9

over 35–50%	4	29			33	3	29			32

over 50–75%	20	1			22	17	0			17

over 75–100%	30	2			32	14	2			17

over 100–250%	17	5			22	21	8			29

over 250–1,249%	116	42			158	99	65			163

1,250% rated	194	26			220	279	26			306

1,250% unrated	10		41		51	27	2	17		46

Total[1]	430	106	102	0	638	494	132	89	0	715

1  Refer to “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.” On 30 June 2014, CHF 5.6 billion banking book securitization RWA translated to an overall capital requirement of CHF 0.6 billion.

Table 28b: Securitization / re-securitization exposures treated under the ratings-based approach by rating clusters – banking book

	30.6.14
CHF million	Exposure amount	Capital charge
AAA	743	11

AA	1,038	37

A+	110	3

A	367	10

A–	249	12

BBB+	83	8

BBB	241	21

BBB–	257	38

BB+	86	35

BB	158	83

BB–	61	48

Below BB– / Unrated	160	230

Total	3,553	536

Table 28c: Securitization / re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book

	30.6.14
CHF million	Implied rating	[1]	Exposure amount	Capital charge
over 0–20%	AAA		6,843	61

1,250%	Below BB		28	41

Total			6,871	102

1  These exposures are not rated by the FINMA-recognized ECAI such as Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The implied rating has been derived based on the risk weights linked to the Basel III securitization framework.

Securitization exposures to be deducted from Basel III tier 1 capital

In the first half of 2014 and in full year 2013, we have not retained any significant exposures relating to securitization for which we have recorded gains on sale.

Securitization exposures subject to early amortization in the banking and trading book

In the first half of 2014 and in full year 2013, we had no securitization structures in the banking and trading book that are subject to early amortization treatment.

Table 29: Re-securitization positions retained or purchased in the banking book

The table below shows the total of re-securitization positions (cash as well as synthetic) held in the banking book, broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under Basel III regulations. In the first half of 2014 and in full year 2013, no credit risk mitigation has been recognized for re-securitization positions (cash as well as synthetic) held in the banking book. As of 30 June 2014, none of the retained or purchased banking book re-securitization positions had an integrated insurance wrapper.

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 30.6.14		826	826

Total 31.12.13		1,109	1,109

Table 30: Re-securitization positions retained or purchased in the trading book

The table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under Basel III. As of 30 June 2014, none of the retained or purchased trading book re-securitization positions had an integrated insurance wrapper.

CHF million	Gross long	Gross short	Net long	Net short
Total 30.6.14	92	72	19	3

Total 31.12.13	82	73	9	8

Table 31: Aggregated amount of securitized exposures subject to the market risk approach

This table provides a split of the total outstanding exposures we have securitized in the trading book in the role of originator and / or sponsor. The table does not include positions from current year securitizations (where UBS was originator) unless they were retained as of 30 June 2014 or at year-end 2013.

Disclosure is made only where we have retained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	1,218		6,958

Commercial mortgages			10,805

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			1,469

Trade receivables

Re-securitizations	180	947

Other

Total 30.6.14[1,2]	1,398	947	19,233	0

Residential mortgages	1,324		4,871

Commercial mortgages			15,323

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			770

Trade receivables

Re-securitizations	181	951

Other

Total 31.12.13[1,2]	1,505	951	20,963	0

1  As per FINMA Circular “Market Risk – Banks,” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning.    2  In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in an RWA or capital deduction under Pillar 1.

Table 32: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are subject to either the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions. The values disclosed are market values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value. The increase in notional values related to negative replacement values was mainly a result of the execution of a series of risk transfers to exit the majority of the correlation trading portfolio market risk, which involved entering into a large number of back-to-back trades. This was partly offset by the de-recognition of a significant portion of these trades from our balance sheet through subsequent novations to third parties. Notional values related to positive replacement values fell as the temporary increase from the exit of the majority of the correlation trading portfolio was more than offset by the positive impact from related novations, as well as earlier trade unwinds and trade compressions.

	Cash positions		Derivative positions
	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
30.6.14

Positions subject to comprehensive risk measure	177	641	741	28,466	1,275	23,571

Positions subject to securitization framework[1]			6	3,049	6	3,049

31.12.13

Positions subject to comprehensive risk measure	71	615	998	30,645	1,298	20,532

Positions subject to securitization framework[1]			88	5,970	1	1,465

1  Includes leveraged super senior tranches.

Table 33a: Securitization positions and capital requirement for trading book positions subject to the securitization framework

This table outlines securitization positions we purchased or retained and the capital charge in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed for securitization positions are market values at the balance sheet date after eligible netting under Basel III.

	30.6.14				31.12.13

	Ratings-based approach				Ratings-based approach
CHF million	Net long	Net short	Net Total	Capital requirement	Net long	Net short	Net Total		Capital requirement
over 0–20%	488	12	500	7	367	715	1,082	[1]	4

over 20–35%	25		25	1	16		16		0

over 35–50%	24	1	25	1	37		37		2

over 50–75%	33	1	34	3	32		32		2

over 75–100%	38	9	47	5	38		38		3

over 100–250%	8		8	2	10		10		2

over 250–1,249%	9		9	4	1		1

1,250% rated	30	49	80	114	91		91		97

1,250% unrated	20	9	29	41	18		18		20

Total[2]	675	81	756	180[3]	611	715	1,325		132

1  As per FINMA Circular “Market Risk – Banks,” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning. The amount disclosed under net short is for information only, i.e., a 0% risk-weight was applied.    2  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in “Table 32: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk”.    3  The capital requirement of CHF 214 million as of 30 June 2014 disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization / re-securitization in the trading book” is comprised of the total ratings-based approach charge of CHF 180 million and a CHF 34 million capital requirement of leveraged super senior tranches as disclosed in “Table 34: Capital requirement for securitization positions related to correlation products.”

Table 33b: Securitization / re-securitization exposures treated under the ratings-based approach by rating clusters – trading book

	30.6.14
CHF million	Exposure amount	Capital charge
AAA	473	7

AA	14	0

A+	4	0

A	24	1

A–	17	1

BBB+	25	1

BBB	26	2

BBB–	47	5

BB+	8	2

BB	9	4

BB–	0	0

Below BB– / Unrated	108	155

Total	756	180

Table 33c: Securitization / re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book

	30.6.14
CHF million	Implied rating[1]	Exposure amount	Capital charge
over 0–20%	A	1,496	34

Total		1,496	34

1  These exposures are not rated by the FINMA-recognized ECAI such as Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The implied rating has been derived based on the risk weights linked to the Basel III securitization framework.

Table 34: Capital requirement for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior positions and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk,” “migration risk” and “correlation risk.” The capital requirement for positions subject to the comprehensive risk measure declined due to the execution of a series of risk transfers to exit the majority of the correlation trading portfolio market risk.

	30.6.14	31.12.13
CHF million	Capital requirement	Capital requirement
Positions subject to comprehensive risk measure	187	358

Positions subject to securitization framework[1]	34	23

Total	221	381

1  Leveraged super senior tranches.

Composition of capital

BIS and FINMA require banks to publish their capital positions according to common templates with the objective of mitigating the risk of inconsistent disclosure formats undermining market participants’ ability to compare capital adequacy of banks across jurisdictions. The following tables provide the required information. In addition to these disclosures, an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions, are published in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG (Parent Bank)

Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 36: Composition of capital.”

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	30.6.14
Assets

Cash and balances with central banks	77,615	0	0	77,615

Due from banks	27,721	(430)		27,292

Cash collateral on securities borrowed	30,695			30,695

Reverse repurchase agreements	76,571			76,571

Trading portfolio assets	132,490	(17,397)		115,093

Positive replacement values	204,698	20		204,718

Cash collateral receivables on derivative instruments	27,411			27,411

Financial assets designated at fair value	5,495			5,495

Loans	300,571	105	0	300,676

Financial investments available-for-sale	52,189	(69)		52,120

Consolidated participations	0	205		205

Investments in associates	848			848

of which: goodwill	334			334	4

Property and equipment	6,338	(82)		6,256

Goodwill and intangible assets	6,229	0	0	6,229

of which: goodwill	5,818			5,818	4

of which: intangible assets	411			411	5

Deferred tax assets	8,083	(1)		8,083

of which: deferred tax assets recognized for tax loss carry-forwards	5,326	0		5,325	9

of which: deferred tax assets on temporary differences	2,758	0		2,757

Other assets	25,650	(222)	2	25,431

of which: net defined benefit pension and post-employment assets	1,672			1,672	10

Total assets	982,605	(17,870)	3	964,738

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 36: Composition of capital.”

Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	30.6.14
Liabilities

Due to banks	13,260	(49)	1	13,212

Cash collateral on securities lent	12,298			12,298

Repurchase agreements	18,718			18,718

Trading portfolio liabilities	29,904	(45)		29,859

Negative replacement values	203,368	139		203,507

Cash collateral payables on derivative instruments	43,746	0		43,747

Financial liabilities designated at fair value	68,877	57		68,934

Due to customers	388,500	(76)	1	388,425

Debt issued	80,984	(32)		80,951

of which: amount eligible for low-trigger loss-absorbing tier 2 capital[2]	9,453			9,453	7

of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital[2]	1,208			1,208	6

of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[3]	2,734			2,734	8

Provisions	3,334	(4)		3,329

Other liabilities	68,166	(17,791)	1	50,376

of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[4]	480			480	7

Total liabilities	931,155	(17,802)	2	913,356

Share capital	384	(2)	2	384	1

Share premium	33,216	1	(1)	33,216	1

Treasury shares	(1,448)			(1,448)	3

Equity classified as obligation to purchase own shares	(11)			(11)	3

Retained earnings	26,322	(197)	0	26,125	2

Cumulative net income recognized directly in equity, net of tax	(8,932)	129	(1)	(8,804)	3

of which: unrealized gains / (losses) from cash flow hedges, net of tax	1,935			1,935	11

Equity attributable to UBS shareholders	49,532	(70)	1	49,463

Equity attributable to preferred noteholders	1,879	0	(1,879)	0

Equity attributable to non-controlling interests	39	1	1,879	1,919	6

Total equity	51,450	(68)	1	51,382

Total liabilities and equity	982,605	(17,870)	3	964,738

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 36: Composition of capital.”    2  Represent IFRS book value.    3  IFRS book value is CHF 4,693 million.    4  IFRS book value is CHF 576 million. Refer to the “Compensation” section of our Annual Report 2013 for more information on the DCCP.

Table 36: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

è	Refer to “Swiss SRB Basel III capital framework” in the “Capital management” section of our second quarter 2014 report for more information on phase-in arrangements

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.14	30.6.14
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	33,601		1

2	Retained earnings	26,125		2

3	Accumulated other comprehensive income (and other reserves)	(10,262)		3

4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)

5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital)

6	Common equity tier 1 capital before regulatory adjustments	49,463

7	Prudential valuation adjustments	(105)

8	Goodwill, net of tax, less hybrid capital[2]	(3,037)	(3,087)	4,6

9	Intangible assets, net of tax[2]	(400)		5

10	Deferred tax assets recognized for tax loss carry-forwards[3]	(1,173)	(4,688)	9

11	Unrealized (gains) / losses from cash flow hedges, net of tax	(1,935)		11

12	Expected losses on advanced internal ratings-based portfolio less general provisions	(338)

13	Securitization gain on sale

14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	221

15	Defined benefit plans	1,821	(3,492)	10

16	Compensation and own shares-related capital components (not recognized in net profit)	(1,038)

17	Reciprocal crossholdings in common equity

17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)

17b	Consolidated investments (CET1 instruments)

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)

21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

22	Amount exceeding the 15% threshold

23	of which: significant investments in the common stock of financials

24	of which: mortgage servicing rights

25	of which: deferred tax assets arising from temporary differences

26	Expected losses on equity investments treated according to the PD / LGD approach

26a	Other adjustments relating to the application of an internationally accepted accounting standard	(293)

26b	Other deductions	(1,329)		7

27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1	(7,605)	(11,267)

29	Common equity tier 1 capital (CET1)	41,858	(11,267)

30	Directly issued qualifying additional tier 1 instruments plus related stock surplus

31	of which: classified as equity under applicable accounting standards

32	of which: classified as liabilities under applicable accounting standards

33	Directly issued capital instruments subject to phase-out from additional tier 1

34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)	3,087	(3,087)	6

35	of which: instruments issued by subsidiaries subject to phase-out	3,087	(3,087)	6

36	Additional tier 1 capital before regulatory adjustments	3,087	(3,087)

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”    2  The CHF 6,124 million (CHF 3,037 million and CHF 3,087 million) reported in line 8 includes DTL on goodwill of CHF 28 million. The CHF 400 million reported in line 9 includes DTL on intangibles of CHF 11 million.    3   The CHF 5,860 million (CHF 1,173 million and CHF 4,688 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 5,325 million deferred tax assets shown in the line “Deferred tax assets” in Table 35 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 495 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table.

Table 36: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.14	30.6.14
37	Investments in own additional tier 1 instruments

38	Reciprocal crossholdings in additional tier 1 instruments

38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)

38b	Holdings in companies which are to be consolidated (additional tier 1 instruments)

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

41	National specific regulatory adjustments	(3,087)	3,087	6

42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions

	Tier 1 adjustments on impact of transitional arrangements	(3,087)	3,087

	of which: prudential valuation adjustment

	of which: own CET1 instruments

	of which: goodwill net of tax, offset against hybrid capital	(3,087)	3,087

	of which: intangible assets (net of related tax liabilities)

	of which: gains from the calculation of cash flow hedges

	of which: IRB shortfall of provisions to expected losses

	of which: gains on sales related to securitization transactions

	of which: gains/losses in connection with own credit risk

	of which: investments

	of which: expected loss amount for equity exposures under the PD / LGD approach

	of which: mortgage servicing rights

42a	Excess of the adjustments which are allocated to the common equity tier 1 capital

43	Total regulatory adjustments to additional tier 1 capital	(3,087)	3,087

44	Additional tier 1 capital (AT1)	0	0

45	Tier 1 capital (T1 = CET1 + AT1)	41,858	(11,267)

46	Directly issued qualifying tier 2 instruments plus related stock surplus[2]	10,415		7

47	Directly issued capital instruments subject to phase-out from tier 2	2,755	(2,755)	8

48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)

49	of which: instruments issued by subsidiaries subject to phase-out

50	Provisions

51	Tier 2 capital before regulatory adjustments	13,170	(2,755)

52	Investments in own tier 2 instruments	(41)	22

53	Reciprocal crossholdings in tier 2 instruments

53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)

53b	Investments to be consolidated (tier 2 instruments)

54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

56	National specific regulatory adjustments

56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital	(41)	22

58	Tier 2 capital (T2)	13,130	(2,734)

	of which: high-trigger loss-absorbing capital	943		7

	of which: low-trigger loss-absorbing capital	9,453		7

59	Total capital (TC = T1 + T2)	54,987	(14,001)

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”    2  The CHF 10,415 million reported in line 46 includes the following positions: CHF 9,472 million low-trigger loss-absorbing tier 2 capital (line “Debt issued” in table 35), which is shown net of CHF 19 million investments in own tier 2 instruments reported in line 52 of this table, CHF 480 million DCCP recognized in the line “Other liabilities” in table 35, CHF 463 million recognized in DCCP-related charge for regulatory capital purpose in line 26b “Other deductions.”

Table 36: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.14	30.6.14
	Amount with risk-weight pursuant the transitional arrangement (phase-in)		(3,172)

	of which: defined benefit plans		(3,231)

	of which: deferred tax assets on temporary differences for IAS 19R		59

60	Total risk-weighted assets	229,908	(3,172)

	Capital ratios and buffers

61	Common equity tier 1 (as a percentage of risk-weighted assets)	18.2

62	Tier 1 (position 45 as a percentage of risk-weighted assets)	18.2

63	Total capital (position 59 as a percentage of risk-weighted assets)	23.9

64	Institution-specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)	8.6

65	of which: capital conservation buffer	4.5

66	of which: bank-specific countercyclical buffer requirement	0.1

67	of which: G-SIB buffer requirement

68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	18.2

68a	Common equity tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6

68b	Available common equity tier 1 (in percentage of risk-weighted assets)	18.2

68c	Tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6

68d	Available tier 1 (in percentage of risk-weighted assets)	18.2

68e	Total capital requirement including countercyclical buffer according to FINMA RS 11/2	11.5

68f	Available total capital (in percentage of risk-weighted assets)	23.9

72	Non significant investments in the capital of other financials	1,551

73	Significant investments in the common stock of financials	714

74	Mortgage servicing rights (net of related tax liability)

75	Deferred tax assets arising from temporary differences (net of related tax liability)	2,747

	Applicable caps on the inclusion of provisions in tier 2

76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)

77	Cap on inclusion of provisions in tier 2 under standardized approach

78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)

79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title Executive Director

Date: August 27, 2014